24000381

Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 42116

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Mariner Group Capital Markets, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
500 Mamaroneck Ave.
(No. and Street)

Harrison	New York	10528
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Donald J. Rubin 914-798-4218
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name -- *if individual, state last, first, middle name*)

2323 Ross Avenue	Dallas	Texas	75201
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Mariner Group Capital Markets, LLC

Financial Statements and Supplementary Information
(With Report of Independent Registered Public Accounting Firm)

December 31, 2023

OATH OR AFFIRMATION

I, Donald J Rubin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mariner Group Capital Markets, LLC, as of December 31, 20 23, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial and Operations Principal

Title

Notary Public

ELLEN M. LEIGH
STATE OF NEW YORK
NOTARY PUBLIC
Qualified in Westchester County
02LE5049512
MY COMMISSION EXPIRES 09-18-20 25

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report. Bound separately.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Mariner Group Capital Markets, LLC

Index

KPMG

KPMG LLP
Suite 1400
2323 Ross Avenue
Dallas, TX 75201-2721

Report of Independent Registered Public Accounting Firm

To the Member and Board of Directors of the Member
Mariner Group Capital Markets, LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Mariner Group Capital Markets, LLC (the Company) as of December 31, 2023, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Accompanying Supplemental Information

The supplemental information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §

KPMG

240.17a-5. In our opinion, the supplemental information contained in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

KPMG LLP

We have served as the Company's auditor since 2018.

Dallas, Texas
February 23, 2024

Mariner Group Capital Markets, LLC

Statement of Financial Condition

December 31, 2023

ASSETS

Cash	$	92,866
Other assets		27,284
Total assets	$	120,150

LIABILITIES AND MEMBER'S EQUITY

Accrued expenses	$	3,978
Total liabilities		3,978
Member's equity		116,172
Total liabilities and member's equity	$	120,150

See Accompanying Notes to Financial Statements

Mariner Group Capital Markets, LLC

Statement of Operations

Year Ended December 31, 2023

Expenses		
Salaries and benefits	$	2,464,495
Professional fees		80,000
Regulatory fees		18,281
Other expenses		40,261
Total expenses		2,603,037
Net loss	$	(2,603,037)

See Accompanying Notes to Financial Statements

Mariner Group Capital Markets, LLC

Statement of Changes in Member's Equity

Year Ended December 31, 2023

Member's equity at January 1, 2023	$	64,714
Capital contributions		2,654,495
Net loss		(2,603,037)
Member's equity at December 31, 2023	$	116,172

See Accompanying Notes to Financial Statements

Mariner Group Capital Markets, LLC

Statement of Cash Flows

Year Ended December 31, 2023

Cash flows from operating activities:		
Net loss	$	(2,603,037)
Adjustments to reconcile net loss to net cash used by operating activities:		
Changes in operating assets and liabilities:		
Increase in other assets		(26,049)
Decrease in accrued expenses		(2,132)
Net cash used by operating activities		(2,631,218)
Cash flows from financing activities:		
Capital contributions		2,654,495
Net cash provided by financing activities		2,654,495
Net increase in cash		23,277
Cash at beginning of year		69,589
Cash at end of year	$	92,866

See Accompanying Notes to Financial Statements

Mariner Group Capital Markets, LLC

Notes to Financial Statements

December 31, 2023

NOTE 1 - ORGANIZATION:

Mariner Group Capital Markets, LLC (the "Company"), a Delaware Limited Liability Company, is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

The Company provides brokerage services in connection with the private placement of securities and is reimbursed for the related direct expenses it incurs. The Company has not entered into an agreement with a clearing broker as of December 31, 2023 and has not carried customer accounts, taken custody of securities or extended margin credit to its customers. Effective August 24, 2020, FINRA approved the Company's updated Membership Agreement ("MA") to reflect that it is not required to claim an exemption pursuant to SEC Rule 15c3-3 in reliance on Footnote 74 of the SEC Release 34-70073 ("Footnote 74") on the FOCUS Part IIA Report(s). Specifically, Footnote 74 therein recognizes that a specific exemption category may not be appropriate for particular firms performing limited business activities that do not and will not hold customer funds or securities.

The Company is wholly-owned by MIG Holdings LLC ("MIG Hldgs"). The Company's employees includes certain employees of Mariner Investment Group LLC ("MIG"), their family members and trusts set up by such person.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

The Company's accounting policies, which significantly affect the accompanying financial statements, are as follows:

(a) Cash

The Company maintains cash deposits with a major financial institution. At times, such deposits may exceed applicable insurance limits. The Company reduces its exposure to credit risk by maintaining such deposits with financial institutions that have high credit ratings. The Company has not experienced any losses in the cash account and does not believe the Company is exposed to any significant credit risk on cash.

(b) Financial Instruments

The Company considers cash and cash equivalents as financial instruments. Given the short-term nature of these assets, the respective amounts recorded in the statement of financial condition approximate fair value and are considered Level 1 assets in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 820, Fair Value Measurement.

NOTE 3 - INCOME TAXES

For the year ended December 31, 2023, the Company is a single member LLC and therefore, a disregarded entity for U.S. federal and state income tax purposes. Accordingly, no provision for income taxes has been made in the Company's financial statements.

The Company follows the provisions issued by the FASB relating to accounting for uncertainty in income tax positions taken which clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position must meet before being recognized in the financial statements, which is applicable to all open tax years. The open tax years for the Company is 2020 through 2023. The Company does not have a reserve for uncertain income tax positions at December 31, 2023. Also, the Company recognizes interest and, if applicable, penalties for any uncertain tax positions within other expenses and includes accrued interest and penalties, if applicable, in accrued expenses in the Statement of Financial Condition. No interest or penalty expense was recorded, or accrued, by the Company for the year ended December 31, 2023.

NOTE 4 - RELATED PARTY TRANSACTIONS

The Company has an expense sharing agreement (the "Agreement") with MIG Hldgs and MIG. MIG Hldgs, MIG and the Company will provide each other with a variety of services related to the Company's business and have agreed to compensate the other for such services rendered in accordance with the terms of the Agreement. For the year ended December 31, 2023, MIG charged the Company $40,000 for rent expense which is included in Other expenses on the Statement of Operations and is considered capital contributions by MIG. In addition, salaries and benefits of $2,464,495 are included in the Agreement, in which all salaries and benefits of the Company's registered representatives paid are considered capital contributions by MIG. These amounts are reported in the statement of cash flows as constructive receipts and disbursements.

It is anticipated that the Company will incur a loss. The Company will be reliant upon MIG Hldgs to provide it with sufficient liquidity to meet all its financial obligations as well as maintain its net capital requirements. For the year ended December 31, 2023, MIG Hldgs has provided the Company with $2,654,495 of liquidity, of which $150,000 was cash contributions and the remainder is considered capital contributions.

NOTE 5 - NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash distributions paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2023, the Company had net capital of $88,888, which was $83,888 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.045 to 1.

NOTE 6 - SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 22, 2023, which is the date the financial statements were available to be issued. The Company concluded that there were no subsequent events that require recognition or disclosure in the financial statements.

Mariner Group Capital Markets, LLC

Schedule I – Computation of Net Capital Pursuant to Rule 15c3-1

Year Ended December 31, 2023

Net capital:		
Member's equity	$	116,172
Deduct non allowable assets - other assets		27,284
Net capital	$	88,888
Aggregate indebtedness - total liabilities	$	3,978
Computation of basic net capital requirement:		
Minimum net capital required (greater of 6-2/3% of aggregate indebtedness or $5,000 minimum dollar net capital requirement)	$	5,000
Excess net capital over minimum net capital	$	83,888
Net capital less greater of 10% of aggregate indebtedness or 120% of $5,000 minimum net capital required	$	82,888
Percentage of aggregate indebtedness to net capital		4.47%

There were no material differences between the above computation included in this audited report and the computation included in the Company's corresponding unaudited Part IIA of Form X-17A-5 as of December 31, 2023, filed on January 23, 2024.

See accompanying Report of Independent Registered Public Accounting Firm.

Mariner Group Capital Markets, LLC

Schedule II - Determination of Customer Reserve Requirements, Determination of PAB Requirements and Information Relating to Possession or Control Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission

Year Ended December 31, 2023

The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to investment advisory services and participating in private placement of securities in accordance with the requirements of paragraphs (a) and (b)(2) of Rule 15c2-4, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) did not carry accounts of or for customers, and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

See accompanying Report of Independent Registered Public Accounting Firm.

KPMG

KPMG LLP
Suite 1400
2323 Ross Avenue
Dallas, TX 75201-2721

Report of Independent Registered Public Accounting Firm

To the Board of Directors of the Member
Mariner Group Capital Markets, LLC:

We have reviewed management's statements, included in the accompanying Mariner Group Capital Markets, LLC's Exemption Report (the Exemption Report), in which (1) Mariner Group Capital Markets, LLC (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3 and (2) is filing the Exemption Report pursuant to footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to investment advisory services and participating in private placement of securities in accordance with the requirements of paragraphs (a) and (b)(2) of Rule 15c2-4, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) did not carry accounts of or for customers, and (3) did not carry PAB accounts (as defined in Rule 15c3-3) (together, the exemption provisions). We have also reviewed management's statements, included in the Exemption Report, in which the Company stated that it met the identified exemption provisions throughout the year ended December 31, 2023 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, pursuant to footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

KPMG LLP

Dallas, Texas
February 23, 2024

MARINER GROUP CAPITAL MARKETS, LLC's Exemption Report

Mariner Group Capital Markets, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to investment advisory services and participating in private placement of securities in accordance with the requirements of paragraphs (a) and (b)(2) of Rule 15c2-4, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) did not carry accounts of or for customers, and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Mariner Group Capital Markets, LLC

I Donald J Rubin, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Don Rubin

Title: Financial Principal

Date: 02/23/2024

KPMG

KPMG LLP
Suite 1400
2323 Ross Avenue
Dallas, TX 75201-2721

Report of Independent Registered Public Accounting Firm

The Board of Directors of the Member
Mariner Group Capital Markets, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the Securities Investor Protection Corporation (SIPC) Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Form (Form SIPC-7) of Mariner Group Capital Markets, LLC (the Company) for the year ended December 31, 2023. The Company's management is responsible for its Form SIPC-7 and its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and the SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2023. Additionally, the SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. No other parties have agreed to or acknowledged the appropriateness of these procedures for the intended purpose or any other purpose.

The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures for the intended purpose is solely the responsibility of those parties specified in this report and we make no representation regarding the sufficiency of the procedures described below either for the intended purpose or for any other purpose.

The procedures and the associated findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, and noted no differences;

2. Compared the Total Revenue amount reported on the Annual Audited Form X-17A-5 Part III for the year ended December 31, 2023, with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2023, and noted no difference;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, and noted no differences; and

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and working papers supporting the adjustments, and noted no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the American Institute of Certified Public Accountants and in accordance with the standards of the Public Company Accounting Oversight Board (United States).

We were not engaged to, and did not, conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2023.

KPMG

Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Dallas, Texas
February 23, 2024

SECURITIES INVESTOR PROTECTION CORPORATION

SIPC-7
37 REV 0722

GENERAL ASSESSMENT FORM

For the fiscal year ended 12/31/2023

Determination of "SIPC NET Operating Revenues" and General Assessment for:

MEMBER NAME	*SEC No.*
MARINER GROUP CAPITAL MARKETS LLC	8-42116

For the fiscal period beginning 1/1/2023 and ending 12/31/2023

1 Total Revenue (FOCUS Report – Statement of Income (Loss) – Code 4030)			$ 0.00
2 Additions:			
a Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.			
b Net loss from principal transactions in securities in trading accounts.			
c Net loss from principal transactions in commodities in trading accounts.			
d Interest and dividend expense deducted in determining item 1.			
e Net loss from management of or participation in the underwriting or distribution of securities.			
f Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit management of or participation in underwriting or distribution of securities.			
g Net loss from securities in investment accounts.			
h Add lines 2a through 2g. This is your **total additions**.			$ 0.00
3 Add lines 1 and 2h			$ 0.00
4 Deductions:			
a Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products.			
b Revenues from commodity transactions.			
c Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.			
d Reimbursements for postage in connection with proxy solicitations.			
e Net gain from securities in investment accounts.			
f 100% commissions and markups earned from transactions in (I) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.			
g Direct expenses of printing, advertising, and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).			
h Other revenue not related either directly or indirectly to the securities business.			

Deductions in excess of $100,000 require documentation

5 a Total interest and dividend expense (FOCUS Report - Statement of Income (Loss) - Code 4075 plus line 2d above) but not in excess of total interest and dividend income			
b 40% of margin interest earned on customers securities accounts (40% of FOCUS Report - Statement of Income (Loss) - Code 3960)			
c Enter the greater of line 5a or 5b		$ 0.00	
6 Add lines 4a through 4h and 5c. This is your **total deductions**.			$ 0.00

SECURITIES INVESTOR PROTECTION CORPORATION

SIPC-7
37 REV 0722

GENERAL ASSESSMENT FORM

For the fiscal year ended 12/31/2023

7	Subtract line 6 from line 3. This is your **SIPC Net Operating Revenues**.				$ 0.00
8	Multiply line 7 by .0015. This is your **General Assessment**.				$ 0.00
9	Current overpayment/credit balance, if any				$ 0.00
10	General assessment from last filed 2023 SIPC-6 or 6A			$ 0.00	
11	a Overpayment(s) applied on all 2023 SIPC-6 and 6A(s)		$ 0.00		
	b Any other overpayments applied		$ 0.00		
	c All payments applied for 2023 SIPC-6 and 6A(s)		$ 0.00		
	d Add lines 11a through 11c			$ 0.00	
12	**LESSER** of line 10 or 11d.				$ 0.00
13	a Amount from line 8			$ 0.00	
	b Amount from line 9			$ 0.00	
	c Amount from line 12			$ 0.00	
	d Subtract lines 13b and 13c from 13a. This is your **assessment balance due**.				$ 0.00
14	Interest (see instructions) for 0 days late at 20% per annum				$ 0.00
15	**Amount you owe SIPC**. Add lines 13d and 14.				$ 0.00
16	Overpayment/credit carried forward (if applicable)				$ 0.00

SEC No.	*Designated Examining Authority*	*FYE*	*Month*
8-42116	DEA: FINRA	2023	Dec

MEMBER NAME MARINER GROUP CAPITAL MARKETS LLC
MAILING ADDRESS 500 MAMARONECK AVE 1ST FLOOR
HARRISON, NY 10528
UNITED STATES

Subsidiaries (S) and predecessors (P) included in the form (give name and SEC number)

☑ By checking this box, you certify that you have the authority of the SIPC member to sign this form; that all information in this form is true and complete; and that on behalf of the SIPC member, you are authorized, and do hereby consent, to the storage and handling by SIPC of the data in accordance with SIPC's Privacy Policy

MARINER GROUP CAPITAL MARKETS LLC
(Name of SIPC Member)

Donald Rubin
(Authorized Signatory)

1/26/2024
(Date)

drubin@marinercapital.com
(e-mail address)

Completion of the "Authorized Signatory" line will be deemed a signature.

This form and the assessment payment are due 60 days after the end of the fiscal year.

KPMG LLP
Suite 1400
2323 Ross Avenue
Dallas, TX 75201-2721

Report of Independent Registered Public Accounting Firm

The Board of Directors of the Member
Mariner Group Capital Markets, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the Securities Investor Protection Corporation (SIPC) Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Form (Form SIPC-7) of Mariner Group Capital Markets, LLC (the Company) for the year ended December 31, 2023. The Company's management is responsible for its Form SIPC-7 and its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and the SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2023. Additionally, the SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. No other parties have agreed to or acknowledged the appropriateness of these procedures for the intended purpose or any other purpose.

The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures for the intended purpose is solely the responsibility of those parties specified in this report and we make no representation regarding the sufficiency of the procedures described below either for the intended purpose or for any other purpose.

The procedures and the associated findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, and noted no differences;

2. Compared the Total Revenue amount reported on the Annual Audited Form X-17A-5 Part III for the year ended December 31, 2023, with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2023, and noted no difference;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, and noted no differences; and

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and working papers supporting the adjustments, and noted no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the American Institute of Certified Public Accountants and in accordance with the standards of the Public Company Accounting Oversight Board (United States).

We were not engaged to, and did not, conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2023.

Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Dallas, Texas
February 23, 2024

SIPC-7
37 REV 0722

SECURITIES INVESTOR PROTECTION CORPORATION

SIPC-7
37 REV 0722

GENERAL ASSESSMENT FORM

For the fiscal year ended 12/31/2023

Determination of "SIPC NET Operating Revenues" and General Assessment for:

MEMBER NAME	*SEC No.*
MARINER GROUP CAPITAL MARKETS LLC	8-42116

For the fiscal period beginning 1/1/2023 and ending 12/31/2023

1	Total Revenue (FOCUS Report – Statement of Income (Loss) – Code 4030)		$ 0.00
2	Additions:		
a	Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.		
b	Net loss from principal transactions in securities in trading accounts.		
c	Net loss from principal transactions in commodities in trading accounts.		
d	Interest and dividend expense deducted in determining item 1.		
e	Net loss from management of or participation in the underwriting or distribution of securities.		
f	Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit management of or participation in underwriting or distribution of securities.		
g	Net loss from securities in investment accounts.		
h	Add lines 2a through 2g. This is your **total additions**.		$ 0.00
3	Add lines 1 and 2h		$ 0.00
4	Deductions:		
a	Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products.		
b	Revenues from commodity transactions.		
c	Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.		
d	Reimbursements for postage in connection with proxy solicitations.		
e	Net gain from securities in investment accounts.		
f	100% commissions and markups earned from transactions in (I) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		
g	Direct expenses of printing, advertising, and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		
h	Other revenue not related either directly or indirectly to the securities business.		
	Deductions in excess of $100,000 require documentation		
5 a	Total interest and dividend expense (FOCUS Report - Statement of Income (Loss) - Code 4075 plus line 2d above) but not in excess of total interest and dividend income		
b	40% of margin interest earned on customers securities accounts (40% of FOCUS Report - Statement of Income (Loss) - Code 3960)		
c	Enter the greater of line 5a or 5b	$ 0.00	
6	Add lines 4a through 4h and 5c. This is your **total deductions**.		$ 0.00

SECURITIES INVESTOR PROTECTION CORPORATION

SIPC-7
37 REV 0722

GENERAL ASSESSMENT FORM

For the fiscal year ended 12/31/2023

7	Subtract line 6 from line 3. This is your **SIPC Net Operating Revenues**.			$ 0.00
8	Multiply line 7 by .0015. This is your **General Assessment**.			$ 0.00
9	Current overpayment/credit balance, if any			$ 0.00
10	General assessment from last filed 2023 SIPC-6 or 6A		$ 0.00	
11	**a** Overpayment(s) applied on all 2023 SIPC-6 and 6A(s)	$ 0.00		
	b Any other overpayments applied	$ 0.00		
	c All payments applied for 2023 SIPC-6 and 6A(s)	$ 0.00		
	d Add lines 11a through 11c		$ 0.00	
12	**LESSER** of line 10 or 11d.			$ 0.00
13	**a** Amount from line 8		$ 0.00	
	b Amount from line 9		$ 0.00	
	c Amount from line 12		$ 0.00	
	d Subtract lines 13b and 13c from 13a. This is your **assessment balance due**.			$ 0.00
14	Interest (see instructions) for 0 days late at 20% per annum			$ 0.00
15	**Amount you owe SIPC**. Add lines 13d and 14.			$ 0.00
16	Overpayment/credit carried forward (if applicable)			$ 0.00

SEC No.	*Designated Examining Authority*	*FYE*	*Month*
8-42116	DEA: FINRA	2023	Dec

MEMBER NAME MARINER GROUP CAPITAL MARKETS LLC
MAILING ADDRESS 500 MAMARONECK AVE 1ST FLOOR
HARRISON, NY 10528
UNITED STATES

Subsidiaries (S) and predecessors (P) included in the form (give name and SEC number)

☑ By checking this box, you certify that you have the authority of the SIPC member to sign this form; that all information in this form is true and complete; and that on behalf of the SIPC member, you are authorized, and do hereby consent, to the storage and handling by SIPC of the data in accordance with SIPC's Privacy Policy

MARINER GROUP CAPITAL MARKETS LLC
(Name of SIPC Member)

Donald Rubin
(Authorized Signatory)

1/26/2024
(Date)

drubin@marinercapital.com
(e-mail address)

Completion of the "Authorized Signatory" line will be deemed a signature.

This form and the assessment payment are due 60 days after the end of the fiscal year.